Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS
	Q1, 2026	2025	2024	2023	2022	2021

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	3,171	10,509	9,924	9,671	12,932	12,826
Less: Gain from investees	189	608	198	153	268	339

	2,982	9,901	9,726	9,518	12,664	12,487

Fixed charges	542	2,655	2,927	2,912	2,649	1,560

Earnings	3,524	12,556	12,653	12,430	15,313	14,047

Fixed charges
Interest expense	542	2,655	2,927	2,912	2,649	1,560

Fixed charges	542	2,655	2,927	2,912	2,649	1,560
Preference security dividend requirements(1)	182	685	594	544	330	300

Fixed charges and preferred dividends	724	3,340	3,521	3,456	2,979	1,860

Ratio of earnings to fixed charges	6.50	4.73	4.32	4.27	5.78	9.00

Ratio of earnings to combined fixed charges and preferred dividends	4.87	3.76	3.59	3.60	5.14	7.55

Including interest on deposits
Earnings
Income from continuing operations before income taxes	3,171	10,509	9,924	9,671	12,932	12,826
Less: Gain from investees	189	608	198	153	268	339

	2,982	9,901	9,726	9,518	12,664	12,487

Fixed charges	7,749	36,080	42,407	38,562	15,443	8,025

Earnings	10,731	45,981	52,133	48,080	28,107	20,512

Fixed charges
Interest expense	7,749	36,080	42,407	38,562	15,443	8,025

Fixed charges	7,749	36,080	42,407	38,562	15,443	8,025
Preference security dividend requirements(1)	182	685	594	544	330	300

Fixed charges and preferred dividends	7,931	36,765	43,001	39,106	15,773	8,325

Ratio of earnings to fixed charges	1.38	1.27	1.23	1.25	1.82	2.56

Ratio of earnings to combined fixed charges and preferred dividends	1.35	1.25	1.21	1.23	1.78	2.46

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred shares and other equity instruments.